Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Three Months Ended
	March 31,				Year Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Interest Expense	$12,900		$12,100		$51,500		$64,800		$68,100		$74,100		$74,500

Estimated Interest Portion of Rent Expense	2,944		2,346		10,168		10,583		11,666		12,183		14,679

Fixed Charges	$15,844		$14,446		$61,668		$75,383		$79,766		$86,283		$89,179

Income From Continuing Operations Before Income Taxes	$180,800		$144,500		$647,700		$495,000		$428,500		$346,500		$280,200

Add: Fixed Charges	15,844		14,446		61,668		75,383		79,766		86,283		89,179

Less: Equity in (Earnings)/Losses of Less Than 50% Owned Companies	264		(577)		(724)		(1,328)		(2,903)		(2,534)		(2,969)

Earnings Before Fixed Charges	$196,908		$158,369		$708,644		$569,055		$505,363		$430,249		$366,410

Ratio of Earnings to Fixed Charges	12.4	x	11.0	x	11.5	x	7.5	x	6.3	x	5.0	x	4.1	x